EXHIBIT 4.2

EPICOR SOFTWARE CORPORATION

DEFERRED COMPENSATION PLAN

(i)

(ii)

EPICOR SOFTWARE CORPORATION

DEFERRED COMPENSATION PLAN

WHEREAS, the Company has set forth its desire to establish this Deferred Compensation Plan for a select group of management or highly compensated employees;

NOW, THEREFORE, as of the effective date set forth herein, this Plan is hereby adopted to read as follows:

ARTICLE I

TITLE AND DEFINITIONS

1.1	Definitions.

Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below.

(a) “Account” or “Accounts” shall mean all of such accounts as are established under this Plan from time to time.

(b) “Base Salary” shall mean a Participant’s annual base salary, excluding bonuses, commissions, incentive and all other remuneration for services rendered to Company and prior to reduction for any salary deferrals, including but not limited to, deferrals under plans established pursuant to Section 125 of the Code or qualified pursuant to Section 401(k) of the Code.

(c) “Beneficiary” or “Beneficiaries” shall mean the person or persons, including a trustee, personal representative or other fiduciary, last designated in writing by a Participant in accordance with procedures established by the Committee to receive the benefits specified hereunder in the event of the Participant’s death. No beneficiary designation shall become effective until it is filed with the Committee. If the Participant designates a person other than or in addition to his or her spouse as a primary Beneficiary, the designation shall be ineffective unless the Participant’s spouse consents to the designation in writing in a manner specified by the Committee in its discretion. Any designation shall be revocable at any time through a written instrument filed by the Participant with the Committee. If there is no such designation or if there is no surviving designated Beneficiary, then the Participant’s surviving spouse shall be the Beneficiary. If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the Account shall be paid to the Participant’s estate. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead be paid (a) to that person’s living parent(s) to act as custodian, (b) if that person’s parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, to act as custodian, or (c) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor. Payment by the Company pursuant to any unrevoked Beneficiary designation, or to the Participant’s estate if no such designation exists, of all benefits owed hereunder shall terminate any and all liability of the Company under the Plan.

(d) “Board of Directors” or “Board” shall mean the Board of Directors of Company.

(e) “Bonuses” shall mean the incentive compensation earned during the Company’s fiscal year.

(f) “Change in Control” shall mean (i) the sale of fifty percent (50%) of the Company’s assets, (ii) a merger or consolidation in which the Company is not the surviving entity, (iii) a reverse merger in which the Company is a surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such reverse merger, or (iv) a dissolution or liquidation of more than fifty percent (50%) of the value of the Company.

(g) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(h) “Commissions” shall mean commissioned compensation paid during the Company’s fiscal year.

(i) “Committee” shall mean the Committee appointed by the Board to administer the Plan in accordance with Article VII.

(j) “Company” shall mean the Epicor Software Corporation and any of its subsidiaries, divisions, or affiliates and any successor corporations as designated by the Committee as being eligible to participate in the Plan.

(k) “Company Contribution Account” shall mean the bookkeeping account maintained by or for the Company for each Participant that is credited with an amount equal to the Company Discretionary Contribution Amount, if any, and Company Matching Contribution Amount, if any, and earnings and losses credited on such amounts pursuant to Section 4.2.

(l) “Company Discretionary Contribution Amount” shall mean such discretionary amounts as are deemed contributed by the Company for a particular Participant for a Plan Year. Such amounts may vary from Participant to Participant and from year to year, and no such contributions are required in any event.

(m) “Company Matching Contribution Amount” shall mean such amount as may be contributed by the Company for a given Participant for a Plan Year.

(n) “Compensation” shall mean Base Salary, Bonuses and Commissions that the Participant is entitled to receive for services rendered to the Company.

(o) “Deferral Account” shall mean the bookkeeping account maintained by or for the Committee for each Participant, which account is credited with amounts equal to (1) the portion of the Participant’s Compensation that he or she elects to defer, and (2) earnings and losses pursuant to Section 4.1.

(p) “Disability” shall mean any injury, illness or condition that constitutes a disability within the meaning of Section 409A(a)(2)(C) of the Code.

(q) “Distributable Amount” shall mean the vested balance in the Participant’s Deferral Account and Company Contribution Account.

(r) “Effective Date” shall be December 14, 2004.

(s) “Eligible Employee” shall mean individuals selected by the Committee from those employees of the Company who are formula bonus eligible, or senior managers. The Committee may in its sole discretion select other individuals to participate in the Plan who do not meet the foregoing criteria.

(t) “Fund” or “Funds” shall mean one or more of the investment funds selected by the Committee pursuant to Section 3.2(b).

(u) “Hardship Distribution” shall mean an unforseeable emergency (as defined and determined under Section 409A(a)(2)(A)(vi) of the Code) to the Participant resulting from an illness or accident of the Participant or of his or her spouse or dependent (as defined in Section 152(a) of the Code), loss of a Participant’s property due to casualty, or other similar or extraordinary and unforseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that would constitute an unforeseeable emergency will depend upon the facts of each case, and the Committee has the sole and exclusive ability to determine whether such an unforeseeable emergency exists, but, in any case, a Hardship Distribution may not be made to the extent that such hardship is or may be relieved (i) through reimbursement or compensation by insurance or otherwise, (ii) by liquidation of the Participant’s assets, to the extent that the liquidation of assets would not itself cause severe financial hardship, or (iii) by cessation of deferrals under this Plan.

(v) “Initial Election Period” shall mean the 17-day period after the Effective Date of the Plan, or, beginning January 1, 2005, the 30-day period following the time an employee shall be designated by the Company as an Eligible Employee.

(w) “Interest Rate” shall mean, for each Fund, an amount equal to the net gain or loss on the assets of such Fund during each month, as determined by the Committee.

(x) “Participant” shall mean any Eligible Employee who becomes a Participant in this Plan in accordance with Article II.

(y) “Payment Date” shall be (1) as soon as administratively practical in the month following the end of the calendar quarter in which the participant’s employment terminates for any reason other than Retirement; (2) in the case of a Change in Control, as soon as administratively practical in the year following the calendar year in which a Change in

Control occurs; (3) the Scheduled Withdrawal Date; or (4) in the case of Retirement, payment(s) will commence in January of the year following retirement.

(z) “Plan” shall mean the Epicor Software Corporation Deferred Compensation Plan, as it may be amended from time to time.

(aa) “Plan Year” shall be the calendar year.

(bb) “Retirement” shall mean for Plan purposes the termination of employment from the Company at age 55 or older.

(cc) “Scheduled Withdrawal Date” shall mean the distribution date elected by the Participant for an in-service withdrawal of amounts from such Accounts deferred in a given Plan Year, and earnings and losses attributable thereto, as set forth on the election form for such Plan Year.

(dd) “Termination” shall mean the termination of employment from the Company (and any other person or entity under common control with the Company within the meaning of Section 414(b) or (c) of the Code) for any reason other than Retirement/Disability.

ARTICLE II

PARTICIPATION

An Eligible Employee shall become a Participant in the Plan by (1) electing to defer a portion of his or her Compensation in accordance with Section 3.1, and (2) filing such other forms as the Committee may reasonably require for participation hereunder. An Eligible Employee who completes the requirements of the preceding sentence shall commence participation as pf the first day of the month in which Compensation is deferred.

ARTICLE III

DEFERRAL ELECTIONS

3.1	Elections to Defer Compensation.

(a) Initial Election Period. Subject to the provisions of Article II, each Eligible Employee may elect to defer Compensation by filing with the Committee an election that conforms to the requirements of this Section 3.1, on a form provided by the Committee, no later than the last day of his or her Initial Election Period.

(b) General Rule. The amount of Compensation which an Eligible Employee may elect to defer is such Compensation to be earned after the time at which the Eligible Employee elects to defer in accordance with Sections 1.1(v) and 3.1(a) and shall be a flat dollar amount or percentage, up to 70% percent of the Eligible Employee’s Base Salary, up to 100% of the Eligible Employee’s Bonuses and up to 100% of the Eligible Employee’s Commissions, provided that the total amount deferred by a Participant shall be limited in any calendar year, if necessary, to satisfy any employment tax, income tax and employee benefit plan withholding requirements as determined in the sole and absolute discretion of the Committee. The minimum deferral which may be made in any Plan Year by an Eligible Employee shall not be less than $10,000, provided that such minimum contribution can be satisfied from any element or elements of Compensation.

(c) Duration of Compensation Deferral Election. An Eligible Employee’s initial election to defer Compensation must be prior to the Effective Date and is to be effective with respect to Compensation earned after such deferral election is processed. A Participant may increase, decrease or terminate a deferral election with respect to Compensation for any subsequent Plan Year by filing a new election prior to December 31 in the year prior to the beginning of the next Plan Year, which election shall be effective on the first day of the next following Plan Year. In the absence of a Participant making a new election, the last election on file will apply to deferrals for the new Plan year. In the case of an employee who becomes an Eligible Employee after the Effective Date, such Eligible Employee shall have 30 days from the date he or she has become an Eligible Employee to make an Initial Election with respect to Compensation. Such election shall be for the remainder of the Plan Year (and future Plan Years, unless subsequently changed prior to the commencement of a given Plan year) in the event the Plan Year has commenced.

(d) Elections other than Elections during the Initial Election Period. Subject to the limitations of Section 3.1(b) above, any Eligible Employee who has terminated a prior Compensation deferral election may elect to again defer Compensation, by filing an election, on a form provided by the Committee, prior to December 31 of the year prior to the beginning of the Plan Year to which such deferral election relates. An election to defer Compensation must be filed in a timely manner in accordance with Section 3.1(c).

(e) Suspension of Deferrals. In the event a Participant receives a financial hardship withdrawal from a Company tax-qualified plan which contains a qualified cash or deferred arrangement under Section 401(k) of the Code (“401(k) Plan”), the Committee may suspend the Participant’s deferrals under the Plan for such period as the Committee determines is necessary to preserve the tax-qualified status of the 401(k) Plan.

3.2	Investment Elections.

(a) At the time of making the deferral elections described in Section 3.1, the Participant shall designate, on a form provided by the Committee, the types of investment funds in which the Participant’s Account will be deemed to be invested for purposes of determining the amount of earnings and losses to be credited to that Account. In making the designation pursuant to this Section 3.2, the Participant may specify that all or any percentage of his or her Account is to be deemed invested, in whole percentage increments, in one or more of the types of investment funds deemed to be provided under the Plan, as communicated from time to time by the Committee. Effective as of the end of any calendar month, a Participant may change the designation made under this Section 3.2 by filing an election, on a form provided by the Committee, on a daily basis. If a Participant fails to elect a type of fund under this Section 3.2, he or she shall be deemed to have elected the Money Market type of investment fund.

(b) Although the Participant may designate the type of investments, the Committee shall not be bound by such designation. The Committee shall select from time to time, in its sole and absolute discretion, commercially available investments of each of the types communicated by the Committee to the Participant pursuant to Section 3.2(a) above to be the Funds. The Interest Rate of each such commercially available investment fund shall be used to determine the amount of earnings or losses to be credited to Participant’s Account under Article IV.

ARTICLE IV

DEFERRAL ACCOUNTS

4.1	Deferral Accounts.

The Committee shall establish and maintain a Deferral Account for each Participant under the Plan. Each Participant’s Deferral Account shall be further divided into separate subaccounts (“investment fund subaccounts”), each of which corresponds to an investment fund elected by the Participant pursuant to Section 3.2(a). A Participant’s Deferral Account shall be credited as follows:

(a) On the third business day after amounts are withheld and deferred from a Participant’s Compensation, the Committee shall credit the investment fund subaccounts of the Participant’s Deferral Account with an amount equal to Compensation deferred by the Participant in accordance with the Participant’s election under Section 3.2(a); that is, the portion of the Participant’s deferred Compensation that the Participant has elected to be deemed to be invested in a certain type of investment fund shall be credited to the investment fund subaccount corresponding to that investment fund;

(b) Each business day, each investment fund subaccount of a Participant’s Deferral Account shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance credited to such investment fund subaccount as of the prior day plus contributions credited that day to the investment fund subaccount by the Interest Rate for the corresponding fund selected by the Company pursuant to Section 3.2(b).

(c) In the event that a Participant elects for a given Plan Year’s deferral of Compensation to have a Scheduled Withdrawal Date, all amounts attributed to the deferral of Compensation for such Plan Year shall be accounted for in a manner which allows separate accounting for the deferral of Compensation and investment gains and losses associated with such Plan Year’s deferral of Compensation.

4.2	Company Contribution Account.

The Committee shall establish and maintain a Company Contribution Account for each Participant under the Plan. Each Participant’s Company Contribution Account shall be further divided into separate investment fund subaccounts corresponding to the investment fund elected by the Participant pursuant to Section 3.2(a). A Participant’s Company Contribution Account shall be credited as follows:

(a) On the third business day after a Company Discretionary Contribution Amount or Company Matching Contribution Amount, the Committee shall credit the investment fund subaccounts of the Participant’s Company Contribution Account with an amount equal to the Company Discretionary Contribution Amount, if any, applicable to that Participant, that is, the proportion of the Company Discretionary Contribution Amount, if any, or Company Matching Contribution Amount, if any, which the Participant elected to be deemed to be invested in a certain type of investment fund shall be credited to the corresponding investment fund subaccount; and

(b) Each business day, each investment fund subaccount of a Participant’s Company Contribution Account shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance credited to such investment fund subaccount as of the prior day plus contributions credited that day to the investment fund subaccount by the Interest Rate for the corresponding Fund selected by the Company pursuant to Section 3.2(b).

ARTICLE V

VESTING

A Participant shall be 100% vested in his or her Deferral Account at all times. A Participant’s Company Discretionary Contribution Account, if any, shall be subject to such vesting schedule as the Committee may establish at the time the Company Discretionary Contributions are made to the Plan.

ARTICLE VI

DISTRIBUTIONS

6.1	Distribution of Deferred Compensation and Discretionary Company Contributions.

(a) Distribution at Retirement. In the case of a Participant who terminates employment with Company and has an Account balance of more than $10,000 an optional form of benefit may be elected by the Participant, on the form provided by Company, during his or her election period as provided in Section 3.1, from among the following:

(1) A lump sum distribution beginning on the Participant’s Payment Date.

(2) Substantially equal annual installments up to ten (10) years beginning on the Participant’s Payment Date.

In the absence of the Participant making a Distribution election, the default form of payment shall be lump sum.

In the case of a Participant who terminates employment due to Retirement with Company and has an Account balance of $10,000 or less, the Distributable Amount shall be paid to the Participant (and after his or her death, to his or her Beneficiary) in the form of a lump sum distribution on the Participant’s Payment Date.

The Participant’s Account shall continue to be credited with earnings pursuant to Section 4.1 of the Plan until all amounts credited to his or her Account under the Plan have been distributed.

(b) Distribution for Termination Other Than Retirement. In the case of a Participant, other than a Key Employee, who terminates employment with the Company for any reason other than Retirement, the Distributable Amount shall be paid to the Participant in the form of a lump sum, as soon as practical in the first month of the calendar quarter following the date of Termination, except as provided otherwise in this Article VI.

(c) Distribution With Scheduled Withdrawal Date. In the case of a Participant who has elected a Scheduled Withdrawal Date for a distribution while still in the employ of the Company, such Participant shall receive his or her Distributable Amount, but only with respect to those deferrals of Compensation, vested Matching Contribution Amounts and vested Company Discretionary Contribution Amounts and earnings on such deferrals of Compensation, Matching Contribution Amounts and Company Discretionary Contribution Amounts as shall have been elected by the Participant to be subject to the Scheduled Withdrawal Date in accordance with this Section 6.1(c) of the Plan. A Participant’s Scheduled Withdrawal Date with respect to deferrals of Compensation, Matching Contribution Amounts and Company Discretionary Contribution Amounts deferred in a given Plan Year can be no earlier than two years from the last day of the Plan Year for which the deferrals of Compensation, Matching Contribution Amounts and Company Discretionary Contribution Amounts are made. If a Participant’s distribution is at least $10,001 then Participant may choose installment payments up to 5 years for Scheduled Withdrawals while employed.

(1) A Participant may extend the Scheduled Withdrawal Date for any Plan Year, provided such extension occurs at least one year before the Scheduled Withdrawal Date and is for a period of not less than five years from the Scheduled Withdrawal Date. In the event a Participant terminates employment with Company prior to a Scheduled Withdrawal Date, other than by reason of death, and has an Account balance of $10,000 or less, then the portion of the Participant’s Account associated with a Scheduled Withdrawal Date that has not occurred prior to such termination, shall be distributed in a lump sum. In the event a Participant terminates employment with the Company after a Scheduled Withdrawal Date but prior to completion of scheduled payments, payments shall continue on the elected schedule without regard to Account balance.

(d) Distribution in the Case of Disability. If a Participant suffers a Disability, the Participant shall be deemed not to incur a Termination of employment if, and only as long as, he or she continues on the payroll of the Company for base Salary or Bonuses. In such event, the Participant may continue participation in the Plan on the same basis as other Participants, provided that payments to the Participant made under programs of the Company for Short-Term Disability, Long-Term Disability, or sick pay may not be treated as Base Salary or Bonuses for purposes of a Deferral Election.

(e) Distribution for Termination of Employment due to Death. In the case of a Participant who dies while employed by the Company, the entire Account balance shall be distributed as soon as administratively practical to the Participant’s Beneficiary(ies).

(f) Distribution in the Event of a Change in Control. For a Change in Control, a Participant may elect an optional form of benefit, on a form provided by the Company, during his or her election period as provided in Section 3.1, from among the following:

(1) If the Participant’s Account balance is $10,001 or more, substantially equal annual installments up to ten (10) years beginning on the Participant’s Payment Date.

(2) A lump sum distribution beginning on the Participant’s Payment Date.

In the absence of the Participant making a Distribution election, the default form of payment shall be lump sum, beginning on the Participant’s Payment Date.

In the case of a Change in Control on which a Participant has an Account balance of $10,000 or less, the Distributable Amount shall be paid to the Participant (and after his or her death, to his or her Beneficiary) in the form of a lump sum distribution on the Participant’s Payment Date.

(g) Post-Termination Death Benefit. In the event a Participant dies after his or her termination of employment and still has a vested balance in his or her Account, the vested balance of such Account shall be paid to his or her Beneficiary(ies) in a lump sum.

(h) Key Employees. Key Employees of the Company, as defined in Section 416(i) of the Code, may not commence distributions of their Distributable Account until at least six months after Retirement or Termination from the Company (or the date of death, if earlier).

6.2	Hardship Distribution.

A Participant shall be permitted to elect a Hardship Distribution from his or her vested Accounts prior to the Payment Date, subject to the following restrictions:

(a) The election to take a Hardship Distribution shall be made by filing a form provided by and filed with Committee prior to the end of any calendar month.

(b) The Committee shall have made a determination that the requested distribution constitutes a Hardship Distribution in accordance with Section 1.1(u) of the Plan, and that the amount of the Hardship Distribution is not in excess of the amount needed to satisfy the extreme financial emergency, plus any tax liability associated with the payment.

(c) The amount determined by the Committee as a Hardship Distribution shall be paid in a single cash lump sum as soon as practicable after the end of the calendar month in which the Hardship Distribution election is made and approved by the Committee.

(d) Deferrals shall be suspended for the remainder of the calendar year in which a Participant receives a Hardship Distribution.

6.3	Inability to Locate Participant.

In the event that the Committee is unable to locate a Participant or Beneficiary within two years following the required Payment Date, the amount allocated to the Participant’s Deferral Account shall be forfeited. If, after such forfeiture, the Participant or Beneficiary later claims such benefit, such benefit shall be reinstated without interest or earnings.

ARTICLE VII

ADMINISTRATION

7.1	Plan Administrator.

The Company is hereby designated as the administrator of the Plan, within the meaning of Section 3(16)(A) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

7.2	Committee.

The Committee shall consist of at least the Chief Financial Officer and the Vice President Human Resources and any other officer the Board may select to be part of the Committee.

7.3	Committee Action.

The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee voting. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by all members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

7.4	Powers and Duties of the Committee.

(a) The Committee, on behalf of the Participants and their Beneficiaries, shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

(1) To select the Funds in accordance with Section 3.2(b) hereof;

(2) To construe and interpret the terms and provisions of this Plan;

(3) To compute and certify to the amount and kind of benefits payable to Participants and their Beneficiaries;

(4) To maintain all records that may be necessary for the administration of the Plan;

(5) To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(6) To make and publish such rules for the regulation of the Plan and procedures for the administration of the Plan as are not inconsistent with the terms hereof;

(7) To appoint a Plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of the Plan as the Committee may from time to time prescribe; and

(8) To take all actions necessary for the administration of the Plan.

7.5	Construction and Interpretation.

The Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretations or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to the Plan.

7.6	Information.

To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the Compensation of all Participants, their death or other events which cause termination of their participation in this Plan, and such other pertinent facts as the Committee may require.

7.7	Compensation, Expenses and Indemnity.

(a) The members of the Committee shall serve without compensation for their services hereunder.

(b) The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. Expenses and fees in connection with the administration of the Plan shall be paid by the Company.

(c) To the extent permitted by applicable state law, the Company shall indemnify and hold harmless the Committee and each member thereof, the Board of Directors and any delegate of the Committee who is an employee of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

7.8	Quarterly Statements.

Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant’s Accounts on a quarterly basis.

7.9	Disputes.

(a) Claim.

A person who believes that he or she is being denied a benefit to which he or she is entitled under this Plan (hereinafter referred to as “Claimant”) must file a written request for such benefit with the Company, setting forth his or her claim. The request must be addressed to the President of the Company at its then principal place of business.

(b) Claim Decision.

Upon receipt of a claim, the Company shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Company may, however, extend the reply period for an additional ninety (90) days for special circumstances, after providing notice to the Claimant.

If the claim is denied in whole or in part, the Company shall inform the Claimant in writing, using language calculated to be understood by the Claimant, setting forth: (A) the specified reason or reasons for such denial; (B) the specific reference to pertinent provisions of this Plan on which such denial is based; (C) a description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation of why such material or such information is necessary; (D) appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and (E) the time limits for requesting a review under subsection (c).

(c) Request For Review.

Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Committee review the determination of the Company. Such request must be addressed to the Secretary of the Company, at its then principal place of business. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Committee. If the Claimant does not request a review within such sixty (60) day period, he or she shall be barred and estopped from challenging the Company’s determination.

(d) Review of Decision.

Within sixty (60) days after the Committee’s receipt of a request for review, after considering all materials presented by the Claimant, the Committee will inform the Participant in writing, in a manner calculated to be understood by the Claimant, the decision setting forth the specific reasons for the decision containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Committee will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

ARTICLE VIII

MISCELLANEOUS

8.1	Unsecured General Creditor.

Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company. No assets of the Company shall be held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. Any and all of the Company’s assets shall be, and remain, the general unpledged, unrestricted assets of the Company. The Company’s obligation under the Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors. It is the intention of the Company that this Plan be unfunded for purposes of the Code and for purposes of Title 1 of ERISA.

8.2	Restriction Against Assignment.

The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant’s Accounts shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, sell, transfer, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, commute, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

8.3	Withholding.

There shall be deducted from each payment made under the Plan or any other Compensation payable to the Participant (or Beneficiary) all taxes which are required to be withheld by the Company in respect to such payment or this Plan. The Company shall have the right to reduce any payment (or compensation) by the amount of cash sufficient to provide the amount of said taxes.

8.4	Amendment, Modification, Suspension or Termination.

The Committee may amend, modify, suspend or terminate the Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant’s Accounts.

8.5	Governing Law.

This Plan shall be construed, governed and administered in accordance with the laws of the State in which the Company is incorporated, except where pre-empted by federal law.

8.6	Receipt or Release.

Any payment made in good faith to a Participant or the Participant’s Beneficiary shall, to the extent thereof, be in full satisfaction of all claims against the Committee, its members and the Company. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

8.7	Payments on Behalf of Persons Under Incapacity.

In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

8.8	Limitation of Rights and Employment Relationship.

Neither the establishment of the Plan nor any modification thereof, nor the creating of any fund or account, nor the payment of any benefits shall be construed as giving to any Participant, or Beneficiary or other person any legal or equitable right against the Company except as provided in the Plan; and in no event shall the terms of employment of any Employee or Participant be modified or in any way be affected by the provisions of the Plan.

8.9	Headings.

Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.